UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Jasper Therapeutics, Inc.

(Name of Issuer)

Voting Common Stock, $0.0001 par value per share

(Title of Class of Securities)

471871 103

(CUSIP Number)

September 24, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 471871 103

1.	Names of reporting persons. AMGEN INC.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 2,700,000
	6.	Shared voting power 0
	7.	Sole dispositive power 2,700,000
	8.	Shared dispositive power 0

9.	Aggregate amount beneficially owned by each reporting person 2,700,000
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Item 9 7.4%(1)
12.	Type of reporting person (see instructions) CO

(1)	Based on 36,520,288 shares of the Issuer’s Voting Common Stock outstanding as of September 24, 2021 pursuant the Issuer’s Current Report on Form 8-K filed with the SEC on September 29, 2021.

ITEM 1.

(A) NAME OF ISSUER:

Jasper Therapeutics, Inc. (the “Issuer”)

(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

2200 Bridge Pkwy Suite #102

Redwood City, CA 94065

ITEM 2.

(A) NAME OF PERSON FILING:

Amgen Inc.

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

One Amgen Center Drive, Thousand Oaks, California 91320-1799

(C) CITIZENSHIP:

Delaware, U.S.A.

(D) TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value per share

(E) CUSIP NUMBER:

471871 103

ITEM 3. STATEMENT FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C)

Not applicable.

ITEM 4. OWNERSHIP.

(a), (b) and (c)—The information contained on the cover page to this Schedule 13G is incorporated herein by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2021

AMGEN INC.

By:	/s/ Rachna Khosla
Name:	Rachna Khosla
Title:	Senior Vice President, Business Development